IE 4-1-02

02030751

FORM 6-K

RECD S.E.C.
APR 1 1 2002
080

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of April 2002

Unibanco-Union of Brazilian Banks S.A.
(Translation of Registrant's Name Into English)

Av. Eusébio Matoso S.A.
05423-901 São Paulo-SP
Brazil
(Address of Principal Executive Offices)

PROCESSED
APR 2 2 2002
THOMSON FINANCIAL

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X Form 40-F ____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ____ No X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-__________]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 11, 2002

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By: ______________________________

César Augusto Sizenando Silva
Vice-Presidente Corporativo

By: ______________________________

Adalberto de Moraes Schettert
Diretor Vice-Presidente

UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A.

BOARD OF DIRECTORS' PROPOSAL

Dear Shareholders:

The Board of Directors of Unibanco – União de Bancos Brasileiros S.A. ("UNIBANCO"), considering that:

(i) Congress passed Law n.º 10.303, on November 1, 2001, which modified various provisions of the Brazilian Corporate Law n.º 6.404;

(ii) The various modifications introduced by the new Law, seek to develop and strengthen the Brazilian stock market, encouraging the long term investment in public companies, as well as the market liquidity;

(iii) The above mentioned Law n.º 10.303 specified that the existing companies should adapt their by-laws to the new provisions, within the period of 1 (one) year, and for that purpose a general meeting of the shareholders should be called;

(iv) As it is well know, UNIBANCO adhered, on June 2001, to the Level 1 of "Special Corporate Governance Levels" defined by BOVEPSA, an initiative that confirmed the constant commitment of UNIBANCO to improve its relations with investors, giving priority to the transparence of its institutional decisions and to the quality of information furnished to the shareholders and to the market, with the scope of protecting the assets of the institution and producing a good appreciation in value of the shares and other securities issued by UNIBANCO;

(v) The management of UNIBANCO supports the initiatives that have the scope of strengthening the Brazilian stock market, by means of the adoption of procedures that increase the interest of institutional investors in long term investments in emergent countries, as well as the market liquidity, so that public companies are provided with an alternative source of funding to fulfill their corporate objectives and to generate new wealth and jobs; and

(vi) It is advisable that UNIBANCO procure the amendment of its by-laws, in order to reflect the new provisions of Law 10.303, as well as the adoption of new procedures to improve corporate governance.

SUBMITS TO YOUR CONSIDERATION THE FOLLOWING PROPOSALS, presented by using the same numbering of the articles of the by-laws of UNIBANCO, independently of the nature of the proposed matters:

1. Attribution of a new competence to the Board of Directors, in order that such board decides upon the issuance of rights o subscribe shares, within the limit of the authorized capital. If the proposal is approved, article 4, § 1°, item "a", of the by-laws shall read as follows:

   "Article 4 :-...

   Par. 1: -...

   a) it shall be incumbent on the Board of Directors to decide upon the issuance of shares **and/or subscription bonuses** and the conditions to which they shall be subject;

2. Inclusion of the possibility of reducing the period of the preemptive right when shares, convertible debentures or rights to subscribe by shares are issued, according to article 172 of Law n° 6.404, dated 12.15.1976. In the case such proposal is approved, article 5°, § 4°, of the by-laws of UNIBANCO shall read as follows

   "Article 4°: - ...

   Par. 2 - The issuance of shares **or of subscription bonuses** to be sold in the Stock Exchanges or for public subscription, or to be traded for shares offered to the public for the acquisition of the shareholding interest, whenever authorized in advance by the pertinent authorities, may be conducted with **the reduction of the term or the** exclusion of the preemptive right, by decision of the Board of Directors, which may **also** grant the shareholders priority in the subscription of one or of both types of shares."

3. Change in the wording of items "a" and "b" of article 11, in order to determine that the conduct thereby specified, related to the exercise of the rights provided by the shares represented by UNITS, is applicable to the shares issued by UNIBANCO and Unibanco Holdings S.A., so that, if the proposal is approved, the referred items present shall read as follows:

   "Article 11: - ...

   a) the dividends and the amount of the redemption or amortization of the **shares issued** by UNIBANCO shall be paid by UNIBANCO to the holder of the UNITS ;

   b) the dividends and the amount of the redemption or amortization of the **shares issued** by HOLDINGS delivered to UNIBANCO, in the capacity of depositary of the shares, shall be paid by the latter to the holder of the UNITS;"

4. Exclusion of the final part of the first paragraph of article 12 of the by-laws, in order to allow attorneys-in-fact to represent shareholders in the General Shareholders' Meetings without the requirement of the previous delivery of the respective proxy at UNIBANCO head quarters, in

order to expedite the representation procedure. If the proposal is approved, § 1° of article 12 shall read as follows:

"Article 12: - ...

§ 1°: - The shareholder may be represented at the General Shareholders' Meeting by a proxy who meets the conditions imposed by the law, and the respective proxy letter may be required to be filed with UNIBANCO ~~[up to 5 (five) days before the date scheduled for the Shareholders' Meeting]~~."

5. Inclusion of a provision establishing that any shareholders' agreements pertaining to the exercise of the corporate control shall be previously approved by the Central Bank of Brazil. Therefore, article 13, § 2°, shall read as follows:

"Article 13 : - ...

...

§ 2° : - In order to be binding on UNIBANCO, the shareholders agreements concerning the purchase and sale of its shares, preemptive right in the purchase thereof, ~~or~~ exercise of the voting right **<u>or of the controlling power</u>**, must be previously approved by the Central Bank of Brazil and be filed at its head offices, in compliance with the pertinent rules established by the Board of Directors; however, UNIBANCO shall be ensured the right to request from the shareholders clarifications necessary for the faithful performance of its duties."

6. Reduction of the term of office of the Board of Directors' members from 3 (three) to 1 (one) year. Accordingly the head of article 15 shall read as follows:

"Article 15 - The Board of Directors shall be made up of at least 4 (four) and at the most 7 (seven) Directors, all of them residing in Brazil, shareholders of UNIBANCO, elected by the Shareholders' Meeting, with a **<u>1 (one)-year term of office</u>**."

7. Mention to the competences of the Board of Directors listed below, in order to adapt them to the provisions of articles 8 and 13, paragraph 2, of the by-laws. If the proposal is approved, two items shall be included in article 16:

"Article 16 : - ...

<u>"s) establish the term and other conditions to the conversion of shares of UNIBANCO in UNITS, according to article 8 of the by-laws;</u>

<u>t) establish the rules for filing the shareholders' agreements, according to article 13, paragraph 2, of the by-laws."</u>

8. Reduction of the periodicity of the ordinary meetings of the Board of Directors from once a semester to once a quarter. If the proposal is approved, the head of article 18 shall read as follows:

"Article 18 - The Board of Directors shall meet ordinarily once each **quarter** and extraordinarily whenever corporate interests so require."

9. Inclusion of a new paragraph 1 in article 18, being the other paragraphs renumbered, in order to confer powers to the Vice-President, individually, and to any two other members of the Board, jointly, to call the extraordinary meetings of the Board of Directors. Therefore, if the proposal is approved, the first paragraph of article 18 shall read as follows:

"Article 18: - ...

Par. 1: - Extraordinary meetings of the Board of Directors may be called by the President or by the Vice-President, individually, or by any two members of the Board of Directors, jointly."

As a result of the above alteration, the first paragraph of article 15 shall also be modified to:

"Article 15: - ...

Par. 1 - The Board of Directors shall have a Chairman and at the most 2 (two) Vice-Chairmen chosen by the Board of Directors as provided for in paragraph **2** of article 18."

The private competence of the President of the Board of Directors to call such extraordinary meetings, as so provided by article 17, "a", shall be deleted. If the previous proposal is approved, article 17, "a", shall read as follows:

"Article 17: - ...

a) [~~to call and~~] and preside over the Board of Directors' Meetings and he may appoint to preside in his stead, any of the members of the Board of Directors;"

10. Extinction of the office of Vice-President Chief Financial Officer and increase in the number of Executive Directors from 13 to 14. In this case, if the proposal is approved, item "c" of article 20 shall be excluded, being the letters of the other items modified. Therefore, the new item "d" shall read as follows:

"Article 20: -

c) up to **14 (fourteen)** Vice-President Executive Officers of UNIBANCO"

Also, in order to adapt the rest of the by-laws to the extinction of the office of Vice – President Chief Financial Officer, the following alterations shall be adopted:

"Article 16:-...

h) to appoint a substitute for the Retail President **and for** the Corporate President ~~[and Vice-President - Chief Financial Officer]~~ in the case foreseen in item "a", sub-item 1 of article 25, and for any of the members of the Board of Executive Officers in the cases provided for in item "b" of the same article, as well as for the members of the Board of Directors in the case foreseen in item "b", sub-item Ill of article 19;"

Exclusion of item "c" and clauses of article 22, and also the amendment of its head and sole paragraph:

"Article 22 - It is incumbent on the Corporate President **and on the** Retail President ~~[and Vice-President - Chief Financial Officer]~~:

...

Sole Paragraph: Due consideration being given to the policies, guidelines and parameters established by the Board of Directors, it is incumbent on the Corporate President **and on the** Retail President ~~[and Vice-President - Chief Financial Officer]~~ jointly:"

11. Reference to the deduction of the Social Contribution from the Net Profits in order to calculate the result of the fiscal year. If the proposal is approved, article 35, paragraph 1, item "b", shall be written as below:

"Article 35:-...

Par. 1:-

b) the provision for income tax **and the Social Contribution from the Net Profits**;"

12. Inclusion of a provision establishing that whenever the amount of the mandatory dividend exceeds the net realized profits, the excess may be accounted for in a reserve of profits to be realized. In the case this proposal is approved, article 35, item "b", and article 35, paragraph 3, item "d", clause II, of the by-laws, shall read as follows:

"Article 35:-

...

Par. 3:-

...

b) creation of a Profit Reserve to be Realized **in the fiscal year in which the amount of the mandatory dividend exceeds the net realized profits, in accordance with the provisions of articles 197 and 202, III, of Law n.° 6.404, dated 12.15.1976** [~~in accordance with legal provisions~~];

...

d) ...

II - profits to be realized transferred to the reserve mentioned in item "b" of this paragraph [~~and profits previously registered in said reserve which have been realized during the fiscal year~~];"

13. Consolidation of the by-laws, including the proposals hereby presented.

These are the proposals we submit to your consideration. São Paulo, April [ ], 2002. This is an accurate copy of the original transcribed in the minute book.

São Paulo, April [ ], 2002.

____

____

DOCUMENT APPROVED BY THE ORDINARY AND EXTRAORDINARY GENERAL MEETING OF APRIL [ ], 2002.

____

GABRIEL JORGE FERREIRA
Chairman

MARCIA MARIA FREITAS DE AGUIAR
Secretary